707 Cayman Holdings Ltd

5/F., AIA Financial Centre

712 Prince Edward Road East

San Po Kong, Kowloon, Hong Kong

July 17, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	707 Cayman Holdings Ltd (the “Company”)
Amendment No. 1 to Draft Registration Statement on Form F-1
CIK No. 0002018222

Ladies and Gentlemen:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of June 17, 2024 with respect to the Company’s Draft Registration Statement, as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 2 to the Draft Registration Statement (the “DRSA”) submitted concurrently with the submission of this letter in response to the Staff’s comments. The DRSA has also been updated to reflect a new underwriter.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted on May 21, 2024

Cover Page

1.. We note your revised disclosure in response to comment 1 regarding PRC regulations relating to data security and anti-monopoly concerns. Please further revise to discuss how Hong Kong regulatory actions related to data security and anti-monopoly concerns have or may impact your ability to conduct your business, accept foreign investment or list on a U.S./foreign exchange. Please also similarly revise the resale prospectus cover page

We have revised the cover pages of the DRSA and the resale prospectus and page Alt-2 of the DRSA to update the disclosure, as requested

Prospectus Summary, page 1

2. Please state here, as you do on the cover page, that to the extent you inadvertently conclude that we do need PRC permissions or approvals, or the laws or regulations change requiring approvals or permissions, you may be subject to penalties or be unable to operate your business or offer your Ordinary Shares as planned.

In response to the Staff’s comment, we have made such disclosure on page 2 of the DRSA.

Risk Factors, page 11

3. Your response indicates that you have revised your disclosure in response to comment 16, but we cannot locate such revised disclosure. Please revise or advise.

Prior comment 16 said “Please include a risk factor discussing whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.” We believe that the risk factor on page 19 that is titled “We may become subject to a variety of PRC laws and other regulations regarding data protection or cybersecurity, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations” is responsive to this request.

Risk Factors

We have a loan outstanding...., page 13

4. Please further revise this risk factor to address the risks associated with having a loan from the individual that is your controlling shareholder, executive director and chief executive officer, or advise.

We have revised the DRSA on page 12 to elaborate on the risks of having a loan with a closely related party.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

5. Your response indicates that on page 46 you quantified the manner in which your sales were impacted by supply chain trends, however we cannot locate this disclosure. Please revise or advise.

We respectfully advise the Staff that while we believe that supply chain disruptions did impact our business and we have taken measures to mitigate any future impacts, we do not feel that we can sufficiently quantify such impact in a meaningfully accurate manner. We have added more detailed disclosure regarding how we have mitigated supply chain disruptions and the impacts to our business on page 46.

Related Party Transactions, page 79

6. Please revise this section to include disclosure through the date of the prospectus, as opposed to for only the financial periods identified. Refer to Item 7.B of Form 20-F.

We have revised the DRSA on page 79 to clarify that the disclosure is relevant as of the date of the prospectus.

Underwriting, page 95

7. Please revise this section, and elsewhere throughout the prospectus as necessary, to reflect the fact that JME also will sell shares in the primary offering. As examples only, it appears that statements such as “[w]e have entered into an underwriting agreement with Eddid” and “subject to their acceptance of the Ordinary Shares from us” should be revised..”

We have revised the DRSA on the cover page and pages ii, 32, 95 as requested.

Notes to Combined Financial Statements

Note 2 - Summary of Significant Accounting Policies

Foreign Currency Transaction, page F-8

8. We have reviewed your response to prior comment 28 noting it does not appear to address our comment. We note from your response and from the disclosure on page 39 that most of your business transactions in sales and purchases are denominated in US dollar and your functional currency is the Hong Kong dollar. Please provide the disclosures required under ASC 830-20-45-1 for transaction gains or losses.

We have revised the DRSA on page F-8 as requested.

General

9. Please revise the prospectus cover pages of the primary and resale prospectuses so that they convey the same disclosures regarding China-based issuers. In this regard:

●	revise the resale prospectus cover page to contain disclosure regarding China’s Enterprise Tax Law, the Comprehensive Double Taxation Arrangement, and your status as a controlled company;

We have revised page Alt-2 of the resale prospectus to conform this disclosure.

●	revise the resale prospectus cover page to disclose the amount, payor and payee of the special dividend;

We have revised page Alt-2 of the resale prospectus to conform this disclosure.

●	revise the primary offering prospectus cover page to identify that 707 Cayman Holdings Limited, your Cayman Islands company, is the entity reliant on dividend payments, and to name the intermediary subsidiary; and

We have conformed the disclosure on page Alt-3 of the resale prospectus.

●	revise the primary offering prospectus cover page to describe the restrictions on transfers in the various jurisdictions in which you operate;

We respectfully advise the Staff that disclosure regarding the transfer restrictions in our operating jurisdictions is included on Alt-4 of the resale prospectus cover page.

10. We note your statements that funds may not be available to fund operations outside of the PRC due to restrictions on the ability of your subsidiaries to transfer cash. Please revise to also state that such funds may not be available to fund operations outside of Hong Kong.

We have revised the disclosure throughout the DRSA to clarify the disclosure regarding possible limitations to fund operations outside of Hong Kong, including on the cover page, resale cover page, pages 2, 7, 18, Alt-3 and Alt-4.

11. Where you reference being advised by counsel, please identify counsel and the country(ies) about whose laws it advised you.

We have revised the DRSA throughout as requested to identify the counsel and countries about whose laws advised us including on the cover page, the resale cover page and pages 5, 20, 100, Alt-2, Alt-3 and Alt-8.

12. We note your response to comment 27. As requested, please revise to disclose the exemption used when the selling shareholders purchased their shares from JME in March 2024. In addition, we note that the revised disclosure addresses positions, offices and material relationships between each selling shareholder and the company; as requested, please revise to also address any positions, offices and material relationships between each selling shareholder and any predecessor or affiliate of the company (including JME). Finally, please acknowledge your understanding that we may have additional comments regarding the resale offering once you provide further information in your filing, including regarding your capitalization and the sizes of the offerings.

We have revised the DRSA on page Alt-6, as requested. We further acknowledge our understand that the Staff may have additional comments regarding the resale offering once we provide further information.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

707 Cayman Holdings Limited

/s/ Cheung Lui
By:	Cheung Lui
Chief Executive Officer and Executive Director

cc:	David L. Ficksman
R. Joilene Wood